SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  -------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                               TierOne Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    88650R108
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 March 31, 2010
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 6 Pages)
--------------------------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

------------------------------                             ---------------------
CUSIP NO.      88650R108              SCHEDULE 13D         PAGE 2 OF 6 PAGES
------------------------------                             ---------------------

--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON

            The Philip Stephenson Revocable Living Trust
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                                    (b) [ ]

--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                         [ ]

--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
            Bermuda
--------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                -0-
                      ----------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                    150,000
  OWNED BY            ----------------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     -0-
                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                150,000
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            150,000
--------------------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            0.8%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            00
--------------------------------------------------------------------------------
                               * SEE INSTRUCTIONS

------------------------------                             ---------------------
CUSIP NO.      88650R108              SCHEDULE 13D         PAGE 3 OF 6 PAGES
------------------------------                             ---------------------

--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON

            George Philip Stephenson
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                                    (b) [ ]

--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
--------------------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                         [ ]

--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            UNITED STATES
--------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                -0-
                      ----------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                    150,000
  OWNED BY            ----------------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     -0-
                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                150,000
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            150,000
--------------------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            0.8%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
--------------------------------------------------------------------------------
                               * SEE INSTRUCTIONS

------------------------------                             ---------------------

------------------------------                             ---------------------
CUSIP NO.      88650R108              SCHEDULE 13D         PAGE 4 OF 6 PAGES
------------------------------                             ---------------------

          The following constitutes Amendment No. 2 ("Amendment No. 2") to the
Schedule 13D filed by the undersigned on December 5, 2008 (the "Schedule 13D"), as amended by Amendment No. 1 dated October 19, 2009. This Amendment No. 2 amends the Schedule 13D as specifically set forth. This Amendment constitutes an "exit" filing with respect to the Schedule 13D by the Reporting Persons.

ITEM 5.       INTEREST IN SECURITIES OF THE COMPANY.

          Paragraphs (a), (b), (c) and (e) of Item 5 of the Schedule 13D are hereby amended and restated as follows:

          (a) As of the close of business on April 2, 2010, the Reporting Persons beneficially owned an aggregate of 150,000 Shares, constituting approximately 0.8% of the Shares outstanding.

          The aggregate percentage of Shares beneficially owned by the Reporting Persons is based upon 18,034,474 Shares outstanding, which is the total number of Shares outstanding as of August 5, 2009 as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2009.

          (b) By virtue of the Trust Agreement, dated June 6, 2005, George P. Stephenson has the power to vote or direct the voting, and to dispose or direct the disposition, of the 150,000 Shares held by the Trust. Accordingly, the Trust and George P. Stephenson are deemed to have shared voting and shared dispositive power with respect to the 150,000 Shares reported herein.

          (c) Information concerning transactions in the Shares effected by the Reporting Persons in the past sixty days is set forth in Schedule A hereto and is incorporated herein by reference. Unless otherwise indicated, all of such transactions were effected in the open market.

          (e) March 31, 2010.

---------------------------                                 -------------------
CUSIP NO.      88650R108             SCHEDULE 13D           PAGE  5 OF 6 PAGES
---------------------------                                 -------------------

                                   SIGNATURES

          After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  April 5, 2010


                                 The Philip Stephenson Revocable Living Trust

                                 By: /s/ George Philip Stephenson
                                     ---------------------------
                                     Name: George Philip Stephenson
                                     Title: Trustee


                                 /s/ George Philip Stephenson
                                 ------------------------------
                                     George Philip Stephenson

---------------------------                                 -------------------
CUSIP NO.      88650R108             SCHEDULE 13D           PAGE 6 OF 6 PAGES
---------------------------                                 -------------------

                                   SCHEDULE A

The Trust

Date of Trade              Shares Purchased (Sold)            Price per Share
-------------              -----------------------            ---------------
March 31, 2010                    (1,170,067)                         $0.3112